Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Fourth Fiscal Quarter and the Fiscal Year 2025

(Beijing–April 24, 2025)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended February 28, 2025.

Highlights for the Fourth Quarter of Fiscal Year 2025

-	Net revenues were US$610.2 million, compared to net revenues of US$429.6 million in the same period of the prior year.
-	Loss from operations was US$16.0 million, compared to loss from operations of US$11.1 million in the same period of the prior year.
-	Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$1.7 million, compared to non-GAAP income from operations of US$9.4 million in the same period of the prior year.
-	Net loss attributable to TAL was US$7.3 million, compared to net income attributable to TAL of US$27.5 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$7.0 million, compared to non-GAAP net income attributable to TAL of US$48.0 million in the same period of the prior year.
-	Basic and diluted net loss per American Depositary Share (“ADS”) were both US$0.01. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.01. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$3,618.4 million as of February 28, 2025, compared to US$3,303.3 million as of February 29, 2024.

Highlights for the Fiscal Year Ended February 28, 2025

-	Net revenues were US$2,250.2 million, compared to net revenues of US$1,490.4 million in the prior year.
-	Loss from operations was US$3.2 million, compared to loss from operations of US$69.2 million in the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$61.8 million, compared to non-GAAP income from operations of US$19.7 million in the prior year.
-	Net income attributable to TAL was US$84.6 million, compared to net loss attributable to TAL of US$3.6 million in the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$149.5 million, compared to non-GAAP net income attributable to TAL of US$85.3 million in the prior year.
-	Basic and diluted net income per ADS were both US$0.14. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.25 and US$0.24, respectively.

Financial Data——Fourth Quarter and Fiscal Year 2025

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	February 29/28,
	2024	2025	Pct. Change
Net revenues	429,563	610,239	42.1%
Loss from operations	(11,061)	(16,015)	44.8%
Non-GAAP income/(loss) from operations	9,440	(1,692)	(117.9)%
Net income/(loss) attributable to TAL	27,508	(7,311)	(126.6)%
Non-GAAP net income attributable to TAL	48,009	7,012	(85.4)%
Net income/(loss) per ADS attributable to TAL – basic	0.05	(0.01)	(126.4)%
Net income/(loss) per ADS attributable to TAL – diluted	0.04	(0.01)	(126.9)%
Non-GAAP net income per ADS attributable to TAL – basic	0.08	0.01	(85.5)%
Non-GAAP net income per ADS attributable to TAL – diluted	0.08	0.01	(85.4)%

	Fiscal Year Ended
	February 29/28,
	2024	2025	Pct. Change
Net revenues	1,490,440	2,250,233	51.0%
Loss from operations	(69,229)	(3,155)	(95.4)%
Non-GAAP income from operations	19,669	61,784	214.1%
Net (loss)/income attributable to TAL	(3,573)	84,591	(2,467.5)%
Non-GAAP net income attributable to TAL	85,325	149,530	75.2%
Net (loss)/income per ADS attributable to TAL – basic	(0.01)	0.14	(2,483.2)%
Net (loss)/income per ADS attributable to TAL – diluted	(0.01)	0.14	(2,445.4)%
Non-GAAP net income per ADS attributable to TAL – basic	0.14	0.25	76.4%
Non-GAAP net income per ADS attributable to TAL – diluted	0.14	0.24	76.7%

“We are pleased to share our fiscal fourth-quarter and full-year performance, delivering year-over-year revenue growth across both learning services and content solutions. We continued to receive positive user feedback in both online and offline enrichment learning programs, as more families seek solutions that enable learners’ holistic development,” said Alex Peng, TAL’s President & Chief Financial Officer.

“Our learning devices have also gained momentum over the past year, reflecting their growing role in students’ self-learning journeys. Moving forward, by integrating in-person teaching, interactive online programs, and smart learning tools, we are confident in TAL’s full-stack capability to deliver value to students and families.”

Financial Results for the Fourth Quarter of Fiscal Year 2025

Net Revenues

In the fourth quarter of fiscal year 2025, TAL reported net revenues of US$610.2 million, representing a 42.1% increase from US$429.6 million in the fourth quarter of fiscal year 2024.

Operating Costs and Expenses

In the fourth quarter of fiscal year 2025, operating costs and expenses were US$628.8 million, representing a 41.2% increase from US$445.4 million in the fourth quarter of fiscal year 2024. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$614.5 million, representing a 44.6% increase from US$424.9 million in the fourth quarter of fiscal year 2024.

Cost of revenues increased by 44.7% to US$292.6 million from US$202.2 million in the fourth quarter of fiscal year 2024. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 46.1% to US$291.7 million, from US$199.6 million in the fourth quarter of fiscal year 2024.

Selling and marketing expenses increased by 73.1% to US$218.0 million from US$125.9 million in the fourth quarter of fiscal year 2024. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 77.9% to US$214.3 million, from US$120.4 million in the fourth quarter of fiscal year 2024.

General and administrative expenses increased by 0.8% to US$118.2 million from US$117.2 million in the fourth quarter of fiscal year 2024. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 3.5% to US$108.5 million, from US$104.9 million in the fourth quarter of fiscal year 2024.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 30.1% to US$14.3 million in the fourth quarter of fiscal year 2025 from US$20.5 million in the fourth quarter of fiscal year 2024.

Gross Profit

Gross profit increased by 39.7% to US$317.6 million from US$227.3 million in the fourth quarter of fiscal year 2024.

Loss from Operations

Loss from operations was US$16.0 million in the fourth quarter of fiscal year 2025, compared to loss from operations of US$11.1 million in the fourth quarter of fiscal year 2024. Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$1.7 million, compared to Non-GAAP income from operations of US$9.4 million in the fourth quarter of fiscal year 2024.

Other Income

Other income was US$13.0 million in the fourth quarter of fiscal year 2025, compared to other income of US$37.3 million in the fourth quarter of fiscal year 2024.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$4.2 million in the fourth quarter of fiscal year 2025, compared to US$14.0 million in the fourth quarter of fiscal year 2024.

Income Tax Expense

Income tax expense was US$14.0 million in the fourth quarter of fiscal year 2025, compared to US$6.5 million of income tax expense in the fourth quarter of fiscal year 2024.

Net Income/(Loss) attributable to TAL Education Group

Net loss attributable to TAL was US$7.3 million in the fourth quarter of fiscal year 2025, compared to net income attributable to TAL of US$27.5 million in the fourth quarter of fiscal year 2024. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$7.0 million, compared to Non-GAAP net income attributable to TAL of US$48.0 million in the fourth quarter of fiscal year 2024.

Basic and Diluted Net Income/(Loss) per ADS

Basic and diluted net loss per ADS were both US$0.01 in the fourth quarter of fiscal year 2025. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.01 in the fourth quarter of fiscal year 2025.

Cash Flow

Net cash used in operating activities in the fourth quarter of fiscal year 2025 was US$226.3 million.

Cash, Cash Equivalents, and Short-Term Investments

As of February 28, 2025, the Company had US$1,771.3 million of cash and cash equivalents and US$1,847.1 million of short-term investments, compared to US$2,208.7 million of cash and cash equivalents and US$1,094.6 million of short-term investments as of February 29, 2024.

Deferred Revenue

As of February 28, 2025, the Company’s deferred revenue balance was US$671.2 million, compared to US$428.3 million as of February 29, 2024.

Financial Results for the Fiscal Year Ended February 28, 2025

Net Revenues

In fiscal year 2025, TAL reported net revenues of US$2,250.2 million, representing a 51.0% increase from US$1,490.4 million in fiscal year 2024.

Operating Costs and Expenses

In fiscal year 2025, operating costs and expenses were US$2,257.6 million, representing a 43.2% increase from US$1,576.1 million in fiscal year 2024. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$2,192.7 million, representing a 47.4% increase from US$1,487.2 million in fiscal year 2024.

Cost of revenues increased by 53.4% to US$1,050.0 million in fiscal year 2025 from US$684.3 million in fiscal year 2024. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 54.7% to US$1,043.6 million in fiscal year 2025 from US$674.7 million in fiscal year 2024.

Selling and marketing expenses increased by 62.1% to US$748.8 million in fiscal year 2025 from US$461.9 million in fiscal year 2024. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 67.6% to US$732.6 million in fiscal year 2025 from US$437.2 million in fiscal year 2024.

General and administrative expenses increased by 6.7% to US$458.9 million in fiscal year 2025 from US$429.9 million in fiscal year 2024. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 11.0% to US$416.4 million in fiscal year 2025 from US$375.3 million in fiscal year 2024.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 27.0% to US$64.9 million in fiscal year 2025 from US$88.9 million in fiscal year 2024.

Gross Profit

Gross profit increased by 48.9% to US$1,200.3 million in fiscal year 2025 from US$806.1 million in fiscal year 2024.

Loss from Operations

Loss from operations was US$3.2 million in fiscal year 2025, compared to loss from operations of US$69.2 million in fiscal year 2024. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$61.8 million in fiscal year 2025, compared to US$19.7 million Non-GAAP income from operations in fiscal year 2024.

Other Income

Other income was US$64.7 million in fiscal year 2025, compared to other income of US$48.8 million in fiscal year 2024.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$12.9 million in fiscal year 2025, compared to US$47.0 million in fiscal year 2024.

Income Tax Expense

Income tax expense was US$38.3 million in fiscal year 2025, compared to US$15.4 million of income tax expense in fiscal year 2024.

Net Income/(Loss) Attributable to TAL Education Group

Net income attributable to TAL was US$84.6 million in fiscal year 2025, compared to net loss attributable to TAL of US$3.6 million in fiscal year 2024. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$149.5 million in fiscal year 2025, compared to US$85.3 million Non-GAAP net income attributable to TAL in fiscal year 2024.

Cash Flow

Net cash provided by operating activities in fiscal year 2025 was US$397.9 million.

Basic and Diluted Net Income/(Loss) per ADS

Basic and diluted net income per ADS were both US$0.14 in fiscal year 2025. Non-GAAP basic net income per ADS, which excluded share-based compensation expenses, was US$0.25, and Non-GAAP diluted net income per ADS was US$0.24.

Extension of Share Repurchase Program by the Company

The Company’s board of directors (the “Board”) has authorized to extend the Company’s share repurchase program (the “Share Repurchase Program”) initially launched in April 2021 by another 12 months. The Company has repurchased its ADSs, every three representing one Class A common share, at an aggregate consideration of approximately US$13.1 million under the Share Repurchase Program between April 1, 2024 and April 24, 2025. Pursuant to the extended Share Repurchase Program, the Company may repurchase up to approximately US$490.7 million of its common shares through April 30, 2026. The share repurchases may be effected from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and will be implemented in accordance with applicable rules and regulations. The Company expects to fund the repurchases out of its existing cash balance.

Board Member Changes

The Board has appointed Mr. Yi Wang as an independent director, effective April 22, 2025. Mr. Wang will also serve as Chair of the Compensation Committee and as a member of both the Audit Committee and the Nominating and Corporate Governance Committee. Dr. Weiru Chen has resigned from the Board and all Board committees for personal reasons. Dr. Chen will continue to support the Company in an advisory capacity.

“We are pleased to welcome Mr. Wang to the Board of TAL. Mr. Wang brings extensive experience across both the business and education sectors, and we are confident that his insights will further strengthen TAL’s strategic direction, governance, and operational excellence,” said Mr. Bangxin Zhang, Founder, Chairman of the Board, and Chief Executive Officer of TAL, “We also want to express our deep appreciation to Dr. Weiru Chen for his outstanding service and invaluable contributions over the past decade. We look forward to continuing our collaboration with Dr. Chen in his new advisory role.”

Since 2014, Mr. Wang has served as the Executive Director of the Harvard Center Shanghai, where he oversees Harvard University’s initiatives and programs in China. Prior to his role at Harvard, Mr. Wang held significant positions in the corporate sector, including Managing Director at Goldman Sachs and Partner at McKinsey & Company. He also served the financial industry as an independent director of Citibank (China) from 2017 to 2023. In addition to his professional endeavors, Mr. Wang is deeply committed to education-related charitable work. He is the co-founder and Vice Chair of the Board of UWC Changshu China and a founding board member of Tsinglan School in Dongguan, China.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth fiscal quarter of fiscal year 2025 ended February 28, 2025 at 8:00 a.m. Eastern Time on April 24, 2025 (8:00 p.m. Beijing time on April 24, 2025).

Please note that you will need to pre-register for conference call participation at https://register-conf.media-server.com/register/BI775d26b88d684bfd81abe62dd23861a6.

Upon registration, you will receive an email containing participant dial-in numbers and unique Direct Event Passcode. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at https://ir.100tal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning solutions to students from all ages through diversified class formats. Our learning solutions mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating costs and expenses, non-GAAP income/(loss) from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 29, 2024	As of February 28, 2025
ASSETS

Current assets
Cash and cash equivalents	$2,208,756	$1,771,260
Restricted cash-current	167,656	187,846
Short-term investments	1,094,593	1,847,120
Inventory	68,328	104,876
Amounts due from related parties-current	343	37
Prepaid expenses and other current assets	159,498	215,781
Total current assets	3,699,174	4,126,920
Restricted cash-non-current	81,064	32,625
Property and equipment, net	405,319	472,366
Deferred tax assets	4,620	3,487
Rental deposits	16,947	22,131
Land use rights, net	189,049	182,880
Amounts due from related parties-non-current	59	96
Long-term investments	284,266	305,105
Long-term prepayments and other non-current assets	16,347	28,393
Operating lease right-of-use assets	231,104	329,064
Total assets	$4,927,949	$5,503,067

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$127,321	$146,300
Deferred revenue-current	400,286	624,272
Amounts due to related parties-current	96	93
Accrued expenses and other current liabilities	491,911	582,227
Operating lease liabilities, current portion	62,604	88,453
Total current liabilities	1,082,218	1,441,345
Deferred revenue-non-current	27,993	46,955
Deferred tax liabilities	2,360	3,474
Operating lease liabilities, non-current portion	176,614	244,895
Total liabilities	1,289,185	1,736,669

Equity
Class A common shares	152	154
Class B common shares	49	49
Additional paid-in capital	4,256,957	4,294,819
Statutory reserve	165,138	179,537
Accumulated deficit	(694,270)	(624,078)
Accumulated other comprehensive loss	(65,928)	(83,914)
Total TAL Education Group’s equity	3,662,098	3,766,567
Noncontrolling interests	(23,334)	(169)
Total equity	3,638,764	3,766,398
Total liabilities and equity	$4,927,949	$5,503,067

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 29/28,		For the Fiscal Year Ended February 29/28,
	2024	2025	2024	2025
Net revenues	$429,563	$610,239	$1,490,440	$2,250,233
Cost of revenues (note 1)	202,241	292,646	684,316	1,049,975
Gross profit	227,322	317,593	806,124	1,200,258
Operating expenses (note 1)
Selling and marketing	125,949	217,981	461,851	748,750
General and administrative	117,240	118,177	429,947	458,895
Total operating expenses	243,189	336,158	891,798	1,207,645
Government subsidies	4,806	2,550	16,445	4,232
Loss from operations	(11,061)	(16,015)	(69,229)	(3,155)
Interest income, net	20,895	19,072	84,928	83,482
Other income	37,255	12,950	48,766	64,717
Impairment loss on long-term investments	(13,951)	(4,241)	(46,982)	(12,933)
Income before income tax expense and income/(loss) from equity method investments	33,138	11,766	17,483	132,111
Income tax expense	(6,504)	(13,972)	(15,379)	(38,320)
Income/(loss) from equity method investments	694	(5,194)	(6,242)	(9,531)
Net income/(loss)	$27,328	$(7,400)	$(4,138)	$84,260
Add: Net loss attributable to noncontrolling interests	180	89	565	331
Total net income/(loss) attributable to TAL Education Group	$27,508	$(7,311)	$(3,573)	$84,591
Net income/(loss) per common share
Basic	$0.14	$(0.04)	$(0.02)	$0.42
Diluted	0.13	(0.04)	(0.02)	0.41
Net income/(loss) per ADS (note 2)
Basic	$0.05	$(0.01)	$(0.01)	$0.14
Diluted	0.04	(0.01)	(0.01)	0.14
Weighted average shares used in calculating net income/(loss) per common share
Basic	201,140,767	202,627,554	203,304,744	201,963,823
Diluted	205,157,437	202,627,554	203,304,744	205,222,753

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Fiscal Year
	Ended February 29/28,		Ended February 29/28,
	2024	2025	2024	2025
Cost of revenues	$2,626	$963	$9,615	$6,389
Selling and marketing expenses	5,505	3,691	24,625	16,101
General and administrative expenses	12,370	9,669	54,658	42,449
Total	$20,501	$14,323	$88,898	$64,939

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive income/(loss)

(In thousands of U.S. dollars)

	For the Three Months Ended February 29/28,		For the Fiscal Year Ended February 29/28,
	2024	2025	2024	2025
Net income/(loss)	$27,328	$(7,400)	$(4,138)	$84,260
Other comprehensive loss, net of tax	(8,062)	(13,376)	(34,301)	(17,724)
Comprehensive income/(loss)	19,266	(20,776)	(38,439)	66,536
Add: Comprehensive (income)/loss attributable to noncontrolling interests	(40)	44	(396)	69
Comprehensive income/(loss) attributable to TAL Education Group	$19,226	$(20,732)	$(38,835)	$66,605

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Cash flows

(In thousands of U.S. dollars)

	For the Three Months Ended February 29/28,		For the Fiscal Year Ended February 29/28,
	2024	2025	2024	2025
Net cash (used in)/provided by operating activities	$(23,746)	$(226,332)	$306,172	$397,923
Net cash (used in)/provided by investing activities	(38,887)	(314,289)	95,068	(847,028)
Net cash provided by/(used in) financing activities	206	(55,104)	(233,095)	(13,167)
Effect of exchange rate changes	(2,465)	(998)	(5,576)	(3,473)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(64,892)	(596,723)	162,569	(465,745)
Cash, cash equivalents and restricted cash at the beginning of period	2,522,368	2,588,454	2,294,907	2,457,476
Cash, cash equivalents and restricted cash at the end of period	$2,457,476	$1,991,731	$2,457,476	$1,991,731

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 29/28,		For the Fiscal Year Ended February 29/28,
	2024	2025	2024	2025
Cost of revenues	$202,241	$292,646	$684,316	$1,049,975
Share-based compensation expenses in cost of revenues	2,626	963	9,615	6,389
Non-GAAP cost of revenues	199,615	291,683	674,701	1,043,586

Selling and marketing expenses	125,949	217,981	461,851	748,750
Share-based compensation expenses in selling and marketing expenses	5,505	3,691	24,625	16,101
Non-GAAP selling and marketing expenses	120,444	214,290	437,226	732,649

General and administrative expenses	117,240	118,177	429,947	458,895
Share-based compensation expenses in general and administrative expenses	12,370	9,669	54,658	42,449
Non-GAAP general and administrative expenses	104,870	108,508	375,289	416,446

Operating costs and expenses	445,430	628,804	1,576,114	2,257,620
Share-based compensation expenses in operating costs and expenses	20,501	14,323	88,898	64,939
Non-GAAP operating costs and expenses	424,929	614,481	1,487,216	2,192,681

Loss from operations	(11,061)	(16,015)	(69,229)	(3,155)
Share-based compensation expenses	20,501	14,323	88,898	64,939
Non-GAAP income/(loss) from operations	9,440	(1,692)	19,669	61,784

Net income/(loss) attributable to TAL Education Group	27,508	(7,311)	(3,573)	84,591
Share-based compensation expenses	20,501	14,323	88,898	64,939
Non-GAAP net income attributable to TAL Education Group (note 3)	$48,009	$7,012	$85,325	$149,530

Net income/(loss) per ADS
Basic	$0.05	$(0.01)	$(0.01)	$0.14
Diluted	0.04	(0.01)	(0.01)	0.14

Non-GAAP Net income per ADS
Basic	$0.08	$0.01	$0.14	$0.25
Diluted	0.08	0.01	0.14	0.24

ADSs used in calculating net income/(loss) per ADS
Basic	603,422,301	607,882,662	609,914,232	605,891,469
Diluted	615,472,311	607,882,662	609,914,232	615,668,259

ADSs used in calculating Non-GAAP net income per ADS
Basic	603,422,301	607,882,662	609,914,232	605,891,469
Diluted	615,472,311	616,868,733	620,629,080	615,668,259

Note 3: The tax effect of share-based compensation expenses was immaterial in the fourth quarter and in the fiscal year 2025.